Janice R. Fukakusa	Royal Bank of Canada
Chief Financial Officer	200 Bay Street
RBC Financial Group	Toronto, ON M5J 2J5

e-mail: janice.fukakusa@rbc.com
Tel: (416) 974-1896
Fax: (416) 974-0400
FOIA Confidential Treatment Request
March 16, 2006
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Paul Cline, Senior Accountant
Mr. Mike Volley, Staff Accountant

Re:	Royal Bank of Canada — Form 40-F for fiscal year ended October 31, 2005
SEC File Number 001-13928

Dear Messrs. Cline and Volley:
     On behalf of Royal Bank of Canada (“RBC”), and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), I request confidential treatment of the shaded information identified as confidential under responses to comments one, two and seven in the enclosed letter, dated March 16, 2006, of RBC to Messrs. Paul Cline and Mike Volley of the Division of Corporation Finance, Securities and Exchange Commission (the “Confidential Material”). In addition, we request that any memoranda, notes, transcripts or other writings that are made by or at the direction of any employee of the Securities and Exchange Commission that incorporate, include or relate to any of the Confidential Material or referred to in any conference, meeting, telephone conversation or interview between directors, employees, former employees, representatives, agents of, and/or counsel to RBC, or any other person, likewise be treated as nonpublic information and confidential under the Freedom of Information Act (“FOIA”). Please promptly inform the undersigned and Donald J. Toumey and Donald R. Crawshaw of Sullivan & Cromwell LLP, at the respective addresses indicated below, of any request for the Confidential Material made pursuant to FOIA or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
     The Confidential Material constitutes privileged or confidential trade secrets or commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)). The Confidential Material has not previously been disclosed or made available to the public.
     Pursuant to Rule 83, a copy of this request (but not the Confidential Material) is also being delivered to the Commission’s Office of Freedom of Information Act and Privacy Operations.
     Any notifications with respect to this request for confidential treatment should be directed to the undersigned at Royal Bank of Canada, 200 Bay Street, Royal Bank Plaza, Toronto, Ontario M5J 2J5, Canada or via facsimile at 416-974-0400, with a copy to Donald J. Toumey and

CONFIDENTIAL TREATMENT REQUESTED
Messrs. Cline and Volley
U.S. Securities and Exchange Commission

Donald R. Crawshaw at Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004 or via facsimile at (212) 558-3588.
Very truly yours,
/s/  Janice R. Fukakusa
(Enclosures)

cc:	FOIA Officer, Securities and Exchange Commission
B.G. Stymiest, Chief Operating Officer
D.R. Allgood, Executive Vice President & General Counsel
L.F. Mezon, Chief Accountant
D.D. Morris, Partner, Deloitte & Touche LLP
D.J. Toumey, Partner, Sullivan & Cromwell LLP
D.R. Crawshaw, Partner, Sullivan & Cromwell LLP
(w/o enclosures)

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83.

Janice R. Fukakusa	Royal Bank of Canada
Chief Financial Officer	200 Bay Street
RBC Financial Group	Toronto, ON M5J 2J5

e-mail: janice.fukakusa@rbc.com
Tel: (416) 974-1896
Fax: (416) 974-0400
March 16, 2006
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Paul Cline, Senior Accountant
Mr. Mike Volley, Staff Accountant

RE:	Royal Bank of Canada — Form 40-F for the fiscal year ended October 31, 2005
SEC File No. 001-13928

We have received your comment letter dated February 15, 2006 in connection with your review of Royal Bank of Canada’s (RBC) audited financial statements and related disclosures for the fiscal year ended October 31, 2005. For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly.
The Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) is the accounting standard setter in Canada. References to sources of AcSB’s pronouncements used throughout this letter include “the Handbook” or “HB”, “Emerging Issues Committee Abstract” or “EIC” and “Accounting Guideline” or “AcG”. We have also used the abbreviations “s” or “par” to refer to specific section or paragraph numbers, respectively. Our responses refer to Canadian dollar amounts unless otherwise noted. In the absence of explicit Canadian GAAP on a particular topic or when further guidance is required, paragraph 24 of HB s. 1100, Generally Accepted Accounting Principles, permits, but does not require, us to consider U.S. interpretive guidance provided that guidance is not contradictory to Canadian GAAP concepts.
RBC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 40-F, and that Staff comments do not foreclose the Commission from taking any action with respect to the filing. RBC represents that it will not assert the U.S. Securities and Exchange Commission’s review of our Form 40-F as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83.
Messrs. Cline and Volley
U.S. Securities and Exchange Commission
Critical Accounting Policies and Estimates, page 8
1.	We note in your disclosure on page 9 that you record market value reserves due to liquidity and model risk. Please describe for us your methodologies for calculating liquidity risk, model risk and any other fair value reserves.

The fair value reserves that we have established are valuation adjustments that are required to ensure that our financial instruments are recorded at fair value. We acknowledge the use of the term “reserves” may not reflect the nature of the adjustments. As such, we will amend our wording regarding our valuation adjustments in future filings.

Canadian GAAP defines fair value in par. 5(f) of HB s. 3860, Financial Instruments — Presentation and Disclosure, as the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Additional guidance on establishing fair value is provided in par. 82 and par. 83 of HB s. 3860. Paragraph 82 states that “when a financial instrument is traded in an active and liquid market, its quoted market price, adjusted for the transaction costs that would be incurred in an actual transaction, provides the best evidence of fair value. The appropriate quoted market price for an asset held or liability to be issued is usually the current bid price and, for an asset to be acquired or liability held, the current offer price...” When quoted market prices are not available, par. 83 outlines other valuation techniques, including “reference to the current market value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. In applying discounted cash flow analysis, an entity uses a discount rate equal to the prevailing market rate of interest for financial instruments having substantially the same terms and characteristics, including the creditworthiness of the debtor, the remaining term over which the contractual interest rate is fixed, the remaining term to repayment of the principal and the currency in which payments are to be made.” This is consistent with U.S. GAAP concepts and the definition and guidance on fair value in par. 540 of FAS 133, Accounting for Derivative Instruments and Hedging Activities, and par. 137 of FAS 115, Accounting for Certain Investments in Debt and Equity Securities.

We also follow the guidance in EITF 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities, and our consolidated broker dealer subsidiaries also follow the principles set forth in the AICPA Guide: Brokers and Dealers in Securities par. 7.14 and the referenced Group of Thirty Report, Derivatives: Practices and Principles.

We have documented internal policies that establish our processes for determining the fair value of our financial instruments. Our policy is to report fair value based on quoted market prices, when available. If quoted prices are not available, fair value is based on prevailing market rates for instruments with similar characteristics and maturities or internally-developed models that primarily use market-based or independent information as inputs to the valuation models. In certain cases, valuation adjustments may be required to certain internally developed model outputs to ensure that the financial instrument is recorded at fair value as defined under Canadian and U.S. GAAP.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83.
Messrs. Cline and Volley
U.S. Securities and Exchange Commission
The use of methodologies, models and assumptions in pricing and valuation of financial instruments requires varying degrees of judgment by management and a variety of model inputs. To ensure the quality and appropriateness of our internally generated models and model inputs, new product models are vetted and all significant financial valuation models are strictly controlled and regularly recalibrated and vetted by our risk management function to provide an independent perspective. In addition, for new product models, we control the volume of transactions by establishing and monitoring risk-based limits. Our risk management function is also responsible for establishing our policies related to the use and calculation of valuation adjustments. In addition to having established policies, these adjustments are calculated independently from the trading function by either our risk management or finance group.
[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

2.	Please separately quantify for us your liquidity risk, model risk and any other fair value reserves for each of the past three fiscal year ends and analyze any significant increases or decreases. Please clarify in your response how your accounting differs from the requirements of US GAAP and the related reconciliation.

As explained in our answer to question 1, we calculate and record valuation adjustments to ensure that our financial instruments are recorded at fair value as defined under Canadian and U.S. GAAP. Furthermore, the concepts around fair value are similar for Canadian and U.S. GAAP and we have adopted the U.S. GAAP guidance in EITF 02-3. For certain transactions and balances in our consolidated broker dealers, we have also adopted the AICPA Guide: Brokers and Dealers in Securities par 7.14 in preparing our Canadian GAAP financial statements. As a result, we do not have a U.S. GAAP reconciling item for our valuation adjustments.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]
Derivatives, page 61
3.	We note your disclosure on page 62 that at the inception of all derivatives to be reported at fair value, if fair value is not evidenced at inception by quoted market prices, other current market transactions or observable market inputs, the unrealized gains and losses are deferred and recognized over the term of the instrument. Please explain to us your methodology to recognize the deferred unrealized gains and losses over the term of the instrument. Please clarify in your response how your accounting differs from the requirements of US GAAP and the related reconciliation.

We follow the guidance in EITF 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83.
Messrs. Cline and Volley
U.S. Securities and Exchange Commission
Activities, for both Canadian and U.S. GAAP and therefore, we do not report a GAAP difference.

It is our policy to defer certain day one unrealized gains and losses when fair value cannot be evidenced by observable market parameters pursuant to the guidance in EITF 02-3. These deferred amounts are generally only recognized when they become realized, either at maturity for short dated transactions (primarily equity derivatives), through the realization of those amounts by the receipt or payment of cash, or through the change in fair value due to the passage of time (discounting). We do not currently recognize these unrealized gains and losses into income under any other method. The only other circumstance under which we would recognize a deferred day one gain or loss would be the situation where an unobservable market factor subsequently becomes observable. In this case, we would review the deferred balances and determine what portion, if any, of the amounts deferred could be recognized at that point.
Premises and Equipment, page 62
4.	We note you depreciate leasehold improvements over the lease term plus the first renewal option period. Please tell us how you accounted for leasehold improvements in your reconciliation of Canadian and U.S. Generally Accepted Accounting Principles. If you did not include a reconciling item, please tell us the U.S. accounting guidance on which you rely for this depreciation policy.

At October 31, 2005, the gross and net book values of our leasehold improvements were approximately $956 million and $328 million, respectively, and we amortized $75 million into non-interest expense for the year ended October 31, 2005. Our leasehold improvements are comprised of the cost of carpeting, floor and ceiling tiles, electrical cables and equipment, HVAC systems, and the cost of constructing walls and partitions. We amortize these items on a straight line basis over the lesser of the useful life of the improvement or the lease term plus the first renewal term to a maximum of ten years. As explained in the following paragraphs, the initial term of the majority of our leases is ten years; the renewal period is factored into the amortization period in limited circumstances but even in these cases, the maximum amortization period is 10 years. We intend to clarify our accounting policy for leasehold improvements in our 2006 Annual Report in order to include our assumed 10 year useful life as the other limit in the amortization period.

In addition to leasing office space, we lease our branch locations where we serve our clients. It is our policy to negotiate a minimum initial lease term of 10 years plus at least one five-year renewal option given the importance of finding suitable locations for our operations and the substantial moving and leasehold improvement expenses incurred with each relocation. For these same reasons, we rarely terminate a lease before the end of the initial lease term and normally exercise one or more of the renewal options. Leases are renewed at the market rates prevailing at the time of renewal.

Renewal periods generally become relevant only if, during the last few years of an existing lease, we decide to invest in additional leasehold improvements. Such expenditures will be

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83.
Messrs. Cline and Volley
U.S. Securities and Exchange Commission
incurred only if the decision to renew the lease has been made. In these situations, the new leasehold improvements are amortized over the remaining term of the initial lease plus subsequent renewal periods, to a maximum of ten years. Furthermore, leasehold expenditures incurred for locations where we do not intend to exercise the renewal option are amortized over the shorter of the useful life of the leasehold improvement or the original lease term.

Canadian GAAP does not specifically address leasehold improvements from the lessee’s perspective; however, par. 17 of HB s. 3065, Leases, indicates that the appropriate amortization period for a depreciable asset under a capital lease is the period of expected use, which is typically the lease term. Paragraph .03(o) of HB s. 3065 defines “lease term” to be the fixed, non-cancellable period of the lease plus, among other periods, all renewal periods that are exercisable at the lessor’s option, provided that the lease term does not extend beyond the date a bargain purchase option becomes exercisable. By analogy, a lessee should factor in all renewal periods exercisable at the lessee’s option when determining the appropriate amortization period. Our leases include renewal options at market prices but not bargain purchase options.

The Canadian GAAP definition of “lease term” is virtually identical to the one set out in par. 5(f) of FASB Statement No. 13, Accounting for Leases. Regarding the leasehold improvements in which we may invest significantly after the inception of the lease, par. 9 of EITF 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, states that the cost of such leaseholds should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured. For the reasons explained above, we believe that our accounting policy satisfies these criteria.
Note 5 — Securitization, page 70
5.	Please tell us how you identified the receivables you securitized. Also tell us your accounting policy for these receivables for the period subsequent to identification until they are securitized

To date, our securitization programs involving our own balance sheet assets have been limited to three asset classes: residential mortgages, commercial mortgages, and credit card receivables.

Canadian GAAP does not differentiate between loans held for sale (LHS), including for securitization, and loans held for investment purposes. As a result, we do not distinguish between LHS and loans held for investment in Canadian GAAP and, in accordance with HB s. 3025, Impaired Loans, our loans are carried at amortized cost net of allowance for loan losses and unearned income, which comprises unearned interest and unamortized loan fees. This accounting treatment differs from U.S. GAAP, which requires LHS to be distinguished from the investment portfolio and measured at the lower of cost or market (LOCOM). As a result, we monitor our LHS balances on an ongoing basis to determine

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83.
Messrs. Cline and Volley
U.S. Securities and Exchange Commission
whether or not a reconciliation item should be recorded in our U.S. GAAP reconciliation note.

In previous filings, we have not identified any U.S. GAAP adjustments for LHS for the following reasons:
•	Our credit card loans identified as eligible for securitization totalled $686 million as at October 31, 2005. These loans are very short dated and we have not identified any LOCOM issues for any of these loans once identified for sale. In addition, the securitization of these balances is infrequent and any transaction is generally commenced and completed within a fiscal quarter;

•	Our residential mortgages are identified and sold within a short period of time. These securitizations are always commenced and completed within a fiscal quarter. In addition, the government agency that sponsors the securitization vehicle to which we ultimately sell our residential mortgages which we package as mortgage backed securities, only establishes the criteria used to identify the specific residential mortgages eligible for securitization shortly before the securitization transaction date. Therefore, no LOCOM adjustments or LHS disclosures are required at year end; and

•	We track the LHS balance associated with our commercial mortgage securitizations at each reporting date. These amounts have not exceeded $130 million at year-end since we initiated the program and no LOCOM adjustments were required in prior periods. We will continue to track the balances and will disclose the loans as LHS should the amounts become material or if LOCOM adjustments are required.
6.	Given your history of securitizing receivables, tell us how you considered whether all or a portion of your receivables should be reported as held for sale as of October 31, 2005.

Based on the nature of our securitization programs and the timing of the securitization cycles as discussed in question 5, only our commercial mortgage securitizations could result in receivables being classified as loans held for sale (LHS). As at October 31, 2005, the balance of LHS identified was $106 million. Since our U.S. GAAP reconciliation note focuses on significant items, we did not record a U.S. GAAP reconciliation item for our LHS. However, we continue to monitor our LHS balances in our commercial mortgage portfolio, as well as changes in the nature of securitized receivables and the timing of our securitization cycle of our credit card and residential mortgage programs. We will include a reconciling disclosure for LHS in our U.S. GAAP reconciliation note if the amount becomes material.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83.
Messrs. Cline and Volley
U.S. Securities and Exchange Commission
Note 25 — Guarantees, Commitments and Contingencies, page 92
7.	We note your disclosure on page 95 that you established a litigation reserve CAD$591 million (US$500 million), related to your exposure to Enron. Please tell us the following
•	The evidence you considered in concluding that the loss was probable

•	The evidence you considered in determining the amount to recognize; and

•	Your decision making process that led to your accrual in the quarter ended October 31, 2005 as compared to any earlier or subsequent period.
HB s. 3290, Contingencies, is virtually identical to SFAS 5, Accounting for Contingencies, except for differences in terminology. More specifically, HB s. 3290 refers to the chance of an event occurring or not occurring as likely, unlikely and not determinable, whereas SFAS 5 uses the terms probable, reasonably possible and remote, respectively.

HB s. 3290, par. 12 requires a contingent loss to be accrued in the financial statements when both of the following conditions are met:
i.	It becomes likely that a future event will confirm that a liability had been incurred; and

ii.	The amount of the loss can be reasonably estimated.
Paragraphs 13 and 14 require a contingent loss accrual to be estimated based upon information that enables a range of loss to be estimated and the accrual to be the best estimate within the range. If it is not possible to ascertain a best estimate, the minimum amount within the range should be accrued and the fact that there is exposure to loss in excess of the amount accrued should be disclosed. Paragraph 15 requires the existence of a contingent loss at the date of the financial statements to be disclosed in the notes thereto when:
i.	The occurrence of the confirming event is likely but the amount of the loss cannot be reasonably estimated;

ii.	The occurrence of the confirming future event is likely and an accrual has been made but there exists an exposure to loss in excess of the amount accrued; or

iii.	The occurrence of the confirming event is not determinable.
[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83.
Messrs. Cline and Volley
U.S. Securities and Exchange Commission
8.	Please tell us how you accounted for the “allowed” CAD$140 (US$114) million in claims you filed against the Enron bankruptcy estate, including a CAD$61 (US$50) million claim you previously transferred, in exchange for a cash payment to Enron for CAD$29 (US$24) million. Also, please verify what “allowed” means in your disclosure.

Prior to 2001 when Enron Corp. (Enron) filed for bankruptcy, we had entered into a variety of standard lending arrangements with Enron and its affiliates. Subsequent to Enron filing for bankruptcy, as permitted under U.S. bankruptcy law, we lodged creditor claims with Enron’s Bankruptcy Trustee against the Enron estate for the unpaid outstanding balance of these loans. Shortly after the bankruptcy filing, we entered into a credit default swap with an unrelated third party to mitigate the collection risk associated with $61 million (US$50 million) of those outstanding creditor claims; however, we remained the primary creditor in the Enron records for all creditor claims. We wrote off the remaining outstanding balance of the Enron loans but continued to pursue collection through our creditor claims.

As a result of its involvement in the Enron MegaClaims litigation, our creditor claims against Enron, including the claim relating to the amounts transferred to the third party mentioned above, had been subordinated from where they would otherwise rank. In 2005, RBC signed a Memorandum of Understanding (MOU) with Enron pursuant to which Enron dismissed the claims alleged against RBC in the MegaClaims litigation. The MOU also enabled RBC to unsubordinate its $140 million (US$114 million) of creditor claims against Enron by agreeing to pay Enron an additional $29 million (US$24 million). By signing the MOU, the creditor claims that had been filed with Enron’s Bankruptcy Trustee were recognized as a debt of the Estate; in other words, they were “allowed” claims.

We believed that paying the $29 million would permit us to recover amounts in excess of that payment through the sale or collection of the related loan balances and would also enable our credit default swap counterparty to pursue their claims against Enron without recourse to RBC. Subsequent to making the $29 million payment and by October 31, 2005, RBC had sold a significant portion of the remaining written-off balances for gross proceeds of $47 million (US$39 million), resulting in a net recovery after the payment of $29 million (US$24M) of $18 million (US$15 million) as at October 31, 2005.
We note for the information of Staff that concurrent with the submission to you of this letter, confidential treatment of this response letter is being requested under the U.S. Securities and Exchange Commission’s rules pursuant to the accompanying confidential treatment request. Accordingly, this response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83.
Messrs. Cline and Volley
U.S. Securities and Exchange Commission
If you have any questions regarding our responses, please contact myself or RBC’s Chief Accountant, Linda Mezon, at 416-955-7876. If you have any questions concerning the portions of this response for which confidential treatment is requested, please contact Donald Crawshaw or Donald Toumey of Sullivan & Cromwell LLP at 212-558-4000.
Yours truly,
/s/  Janice R. Fukakusa

cc:	R.B. Peterson, Chairman, Audit Committee of the Board
B.G. Stymiest, Chief Operating Officer
D.D. Morris, Partner, Deloitte & Touche
D.R. Allgood, Executive Vice President & General Counsel
L.F. Mezon, Chief Accountant
D.R. Crawshaw, Sullivan & Cromwell LLP
D.J. Toumey, Sullivan & Cromwell LLP